Exhibit 99(p)(4)(v)

Revolution Capital Management Code of Ethics

Last reviewed: February 11, 2019

Last updated: February 11, 2019

As a fiduciary, Revolution Capital Management LLC (the “firm”) and its associates have a duty of utmost good faith to act solely in the best interests of each client. Our clients entrust us with their funds and personal information, which in turn places a high standard on our conduct and integrity. Our fiduciary duty compels all associates to act with the utmost integrity in all of our dealings. This fiduciary duty is a core aspect of our Code of Ethics and represents the expected basis of all of our dealings.

Our firm adheres to its Code of Ethics and accepts the obligation not only to comply with the mandates and requirements of all applicable laws and regulations but also to take responsibility to act in an ethical and professionally responsible manner in all professional services and activities.

This code does not attempt to identify all possible conflicts of interest, and literal compliance with each of its specific provisions will not shield associated persons from liability for personal trading or other conduct that violates a fiduciary duty to clients.

Standards of Conduct

●	The interests of clients will be placed ahead of the firm’s or any associate’s interests.

●	All known or potential conflicts of interest will be disclosed to our clients.

●	Associates are expected to conduct their personal futures transactions in accordance with the policy and will strive to avoid any actual or perceived conflict of interest with the client. Questions regarding the appearance of a conflict with a client should be discussed with the Chief Compliance Officer before taking action that may result in an actual conflict.

●	Associates will not take inappropriate advantage of their position with the firm.

●	Associates are expected to always comply with prevailing futures (and, if applicable, securities) laws, which include anti-fraud provisions.

●	Firm representatives will be appropriately registered or exempted in each jurisdiction they conduct business as required by regulation.

●	Business titles and professional designations will be accurate and avoid public misperception as to the associates position, education, and background.

Protection of Non-Public Information: Associates will exercise diligence and due care in maintaining and protecting client non-public personal information and will be familiar with the firm’s published privacy policies. Any known or suspected privacy breach must be immediately reported to the Chief Compliance Officer.

The firm may have written arrangements with third-party providers to perform certain client or firm services. While associates may not be directly involved in this activity, they are expected to not divulge information regarding recommendations or client holdings to any individual outside of the firm, except:

●	To complete transactions or account changes (i.e., communications with custodians);

●	As necessary to maintain or service a client account (i.e., communications with a client attorney);

●	With a service provider that supports the firm and only following the firm entering into a contractual agreement that prohibits the disclosure or use of confidential information and only as necessary to carry out its assigned responsibilities; and

●	As permitted or required by law.

Personal Conduct: Associates are expected to conduct themselves with the utmost integrity and avoid any actual or perceived conflict with our clients. In this spirit, the following are required:

●	Insider Trading – Associates must review and acknowledge their understanding and adherence to the firm’s Insider Trading Policy.

●	Gifts – All associates are prohibited from receiving any gift, gratuity, hospitality or other offering of more than de minimis value from any person or entity doing business with the firm. This gift policy generally excludes items or events where the employee has reason to believe there is a legitimate business purpose. The latter to be pre-approved by the Chief Compliance Officer (CCO).

●	Political Contributions – The firm does not engage in direct or indirect political contributions. Any political contributions for or by the firm or anyone associated with the firm in a solicitation capacity is strictly prohibited.

●	Splitting of Fees – Sharing or splitting of fees will only occur with other appropriately registered personnel and only as approved by the firm.

●	Director for an Outside Company – The firm prohibits an associate from serving as a director for an outside entity whose products, services or activities may be a conflict of interest.

●	Payment of Services – Client payment of services will be made only to the firm.

Employee Acknowledgement: New associates will acknowledge they have read, understand, and agree to comply with our Code of Ethics within the 10 days of hiring with the firm. All associates will annually reaffirm their understanding of the firm’s Code of Ethics.

Personal Trading Policy

Unless prior authorization is explicitly provided by Revolution Capital Management LLC, its employees and managers are prohibited from trading for their own proprietary accounts if such accounts trade in any instruments that are also traded in any of Revolution’s managed-account programs or Funds.

For individuals that do trade for their own accounts (whether authorization was required or not), brokerage statements must be provided to Company management on at least a quarterly basis.

This prohibition supersedes any allowances made in Revolution’s managed-account disclosure document and/or Revolution’s limited partnership disclosure document(s).